SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

February 26, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

February 26, 2019

Company: LINE Corporation

Representative: Takeshi Idezawa, CEO

Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Notice of Amendment to “Consolidated Financial Results for the Fiscal Year Ended December 31, 2018”

LINE Corporation announces that amendments have been made to its unaudited “Consolidated Financial Results (IFRS) for the Fiscal Year Ended December 31, 2018” released on January 31, 2019.

1.	Reasons for amendments

In accordance with the Financial Instruments and Exchange Act, while preparing the consolidated financial statements for the Year Ended December 31, 2018, LINE Corporation identified errors in account classifications on the Consolidated Statements of Comprehensive Income. Therefore, those errors in the “Consolidated Financial Results (IFRS) for the Fiscal Year Ended December 31, 2018”, announced on January 31, 2019, have been corrected.

2.	Amendments

Please refer to the underlined items of attached documents for details of the amendments.

3.	Consolidated Financial Statements - Unaudited

(2)	Consolidated Statement of Profit or Loss and Consolidated Statement of Comprehensive Income - Unaudited

(Consolidated Statement of Comprehensive Income - Unaudited)

After the amendments

LINE Corporation

Consolidated Statements of Comprehensive Income - Unaudited

	(In millions of yen)

	2017	2018
Profit/(Loss) for the year	8,210	(5,792)
Other comprehensive income
Items that will not be reclassified to profit or loss
Net changes in fair value of equity instruments at FVOCI	—	(2,681)
Remeasurement of defined benefit plans	2,093	(169)
Income tax relating to items that will not be reclassified to profit or loss	(488)	706
Items that may be reclassified to profit or loss
Debt Instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	—	88
Reclassification to profit or loss of debt instruments at FVOCI	—	10
Available-for-sale financial assets:
Net changes in fair value of available-for-sale financial assets	(3,339)	—
Reclassification to profit or loss of available-for-sale financial assets	1,090	—
Exchange differences on translation of foreign operations:
(Loss)/gain arising during the year	3,751	(4,047)
Reclassification to profit or loss	(13)	(345)
Proportionate share of other comprehensive income of associates and joint ventures	106	(27)
Reclassification to profit or loss on the proportionate share of other comprehensive income or loss of associates and joint ventures	—	(12)
Income tax relating to items that may be reclassified subsequently to profit or loss	333	340

Total other comprehensive (loss)/income for the year, net of tax	3,533	(6,137)

Total comprehensive income/(loss) for the year, net of tax	11,743	(11,929)

Attributable to:
The shareholders of the Company	11,365	(9,648)
Non-controlling interests	378	(2,281)

Before the amendments

LINE Corporation

Consolidated Statements of Comprehensive Income - Unaudited

	(In millions of yen)

	2017	2018
Profit/(loss) for the year	8,210	(5,792)
Other comprehensive income
Items that will not be reclassified to profit or loss
Net changes in fair value of equity instruments at FVOCI	—	(2,681)
Remeasurement of defined benefit plans	2,093	(227)
Income tax relating to items that will not be reclassified to profit or loss	(488)	764
Items that may be reclassified to profit or loss
Debt Instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	—	88
Reclassification to profit or loss of debt instruments at FVOCI	—	10
Available-for-sale financial assets:
Net changes in fair value of available-for-sale financial assets	(3,339)	—
Reclassification to profit or loss of available-for-sale financial assets	1,090	—
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the year	3,751	(3,305)
Reclassification to profit or loss	(13)	(345)
Proportionate share of other comprehensive income or loss of associates and joint ventures	106	(27)
Reclassification to profit or loss on the proportionate share of other comprehensive income or loss of associates and joint ventures	—	(12)
Income tax relating to items that may be reclassified subsequently to profit or loss	333	(402)

Total other comprehensive income/(loss) for the year, net of tax	3,533	(6,137)

Total comprehensive income/(loss) for the year, net of tax	11,743	(11,929)

Attributable to:
The shareholders of the Company	11,365	(9,648)
Non-controlling interests	378	(2,281)